UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 5, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

HCI Group, Inc.

File No. 1-34126 - CF#34055

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        HCI Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 3, 2016

        Based on representations by HCI Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through June 1, 2021
Exhibit 10.9	through June 1, 2021
Exhibit 10.10	through June 1, 2017
Exhibit 10.11	through June 1, 2017
Exhibit 10.12	through June 1, 2017
Exhibit 10.13	through June 1, 2017
Exhibit 10.14	through June 1, 2017
Exhibit 10.15	through June 1, 2017

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary